SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                            Entergy Power Peru, S.A.
                        (Name of foreign utility company)



                           Southern Cone Power Limited
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)





               The Commission is requested to mail copies of all
                Communications relating to this Notification to:


Southern Cone Power Limited                  Clifford Chance Rogers & Wells LLP
P.O. Box 309, Ugland House                   The William P. Rogers Building
South Church Street                          2001 K Street, NW
Georgetown, Grand Cayman                     Washington, DC  20006-1001
Cayman Islands, BWI                          Attention:  Ashley Meise
Attention:  Andrew Aldridge


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     Southern Cone Power Limited ("SCP"),  a company  incorporated in the Cayman
Islands, hereby notifies the Securities and Exchange Commission that Entergy Power Peru, S.A. ("Entergy Peru"), in which SCP intends to acquire an ownership interest on or shortly after March 21, 2002, is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1. Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Entergy Power Peru, S.A.
          Jiron Francisco Masias 370-07
          San Isidro
          Lima 27 - Peru

     Entergy Peru claims status as a FUCO by virtue of its indirect ownership interest in Edegel S.A.A. ("Edegel"), a FUCO under the Act. Edegel owns and operates seven hydroelectric generating stations (with an aggregate installed capacity of 753 megawatts ("MW")), one 281 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru. The total installed generating capacity of Edegel is 1,035 MW. Edegel also owns and operates 400 kilometers of 220 kV transmission lines and 305 kilometers of 60 kV transmission lines. Entergy Peru owns indirectly a 24.23% interest in Edegel through its indirect interest in Generandes Peru S.A., a FUCO under the Act.

     SCP intends to own an interest in Entergy Peru through its ownership of Latin America Holding I, Limited, a FUCO under the Act.

     No person (other than SCP's proposed ownership interest) will own a 5% or more voting interest in Entergy Peru.

Item 2. Domestic Associate Public-Utility Companies of Entergy Peru and their Relationship to Entergy Peru.

     After the proposed acquisition, there will be no domestic associate "public-utility companies" of Entergy Peru within the meaning of the Act.

EXHIBIT A. State Certification.

     Not applicable.


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                                    SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


SOUTHERN CONE POWER LIMITED


By:      /s/ Andrew Aldridge




Dated:  March 21, 2002



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